Mail Stop 0407
      							April 21, 2005

Via U.S. Mail and Fax (770) 447-4397
Mr. Don Scartz
Executive Vice President and Chief Financial Officer
EMS Technologies Inc.
660 Engineering Dr.
Norcross, GA   30092

	RE:	EMS Technologies Inc.
      Form 10-K/A  for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-6072

Dear Mr. Scartz:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Risk Factors

Our products typically carry warranties, page 19.

1. Please disclose your accounting policy on warranties. Include additions/ usage of the warranty reserves in Schedule II -
Valuation and Qualifying Accounts.

Item 2. Properties, page 23.

2. Tell us the nature of leased assets included in assets held for sale. Tell us, and disclose, if you have accrued any provision for early termination of a lease, in connection with discontinued operations as well as any SFAS 143 liability with respect to the manufacturing space.

3. Tell us, and disclose, if the EMS Wireless` division`s property lease (from an industrial partner who is a manufacturer of antenna towers) includes lease of inventory or other non-depreciable property as well as any significant partnership arrangements. Refer to paragraphs B7-B8 of EITF 01-8.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations,

Cost of sales, page 28.

4. Because of diversity in the nature of the segment operations, please discuss cost of sales by segment to complement your discussion of segment sales.

Revenue recognition on long-term contracts, page 32.

5.  Tell us if contractually defined billing milestones
approximate
progress- to - completion and if you have considered  them for
revenue recognition on fixed price long-term contracts   Do
certain
cost components amount to a significant portion of the total contract cost? Please tell us the nature of circumstances when you recognize revenue amounts in excess of billings. Additionally, please disclose your accounting policy for anticipated contact overruns. Refer to
SOP 81-1 and SFAS 5.

6. Please disclose your basis for estimating fee earned on cost-reimbursement contracts as addressed in Note 1 on page 52.
Additionally, disclose your accounting policy for rate variances and how they impact your measurement of revenues. Refer to paragraphs 17-18 of ARB 43 and paragraph 13 of APB 22.

7. Refer to the risk factor about "We can encounter technical
problems..." on page 15.   Tell us your basis for recognizing
revenues in contracts subject to technological uncertainties in new or unproven applications of technology. Cite your basis in the accounting literature.

Accounting for government research incentives, page 32.

8. We note that you accrued government research incentives related to
your Space & Technnology/ Montreal division as a reduction of cost of
sales, because they applied to specific business opportunities. Considering that the Montreal division was accounted for as discontinued operations, tell us your basis in the accounting
literature.     In this regard we note that on page 28 that only
R&D
expenses attributable to the Defense & Space systems were charged to cost of sales.

9. Please clarify your accounting policy on research incentives.
Do
you accrue a nominal reserve based on historical disallowances, or do you record disallowances as incurred?. Please disclose changes to reserves in Schedule II- Valuation and Qualifying Accounts.

Establishment of reserves for deferred income tax assets, page 33.

10. We note that you have reserved substantially all the net deferred tax assets associated with research-related tax benefits from your Canadian operations. In footnote (b) of Schedule II on page 39, you indicated that the deferred tax asset valuation pertains primarily to the Montreal operations. Please clarify if any portion of the deferred tax asset should be reported in discontinued operations.

Item 9A. Controls and Procedures, page 37.

We note your disclosed internal control weakness with respect to the application of EITF 00-21 and SOP 97-2. Please disclose, in a note to the financial statements, your accounting policy for recognizing revenues in arrangements involving multiple deliverables with varying delivery schedules. Please clarify the factors that you considered in the timing and measurement of revenues.

Consolidated Statements of Operations, page 47.

11. Please separately disclose revenues and related cost of revenues from products and services. Refer to Rule 5-03(b) of Regulation
S-X

(2) Discontinued Operations, page 55.

12. We note that the Space & Technology/ Montreal division has been accounted for as discontinued operations since 2003. Tell us if you meet an exception to the one-year requirement per paragraph 31 of SFAS 144.

(4) Trade Accounts Receivable, page 57.

13. If receivables include amounts due under long-term contracts, please provide the disclosures required in Rule 5-02.3(c) of Regulation S-X.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.








      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Ivette Leon, Assistant Chief Accountant, at (202) 942-
1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Don Scartz
EMS Technologies Inc.
April 21, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE